SOUTHLAKE CAPITAL, LLC
Statement of Income
For the Year Ended March 31, 2016

Revenues	
Securities commisisons	$ 8,877
Reimbursed expenses – related party	8,000
Interest income	932
Other revenue	363
Total revenues	18,172
Expenses	
Clearing charges	886
Occupancy and equipment	4,087
Professional fees	7,500
Promotion	2,866
Regulatory fees and expenses	3,966
Reimbursed expenses – related party	5,000
Other expenses	225
Total expenses	24,530
Net Loss	$ (6,358)

The accompanying notes are an integral part of these financial statements.